                                                                    EXHIBIT 12.1


           COMPUTATION OF RATIO OF EARNINGS AVAILABLE TO FIXED CHARGES
                             (DOLLARS IN THOUSANDS)


                                                              YEAR ENDED
                                                              JANUARY 31,
                                        1997         1998         1999         2000         2001
                                        ----         ----         ----         ----         ----
Earnings before Income Taxes          $241,543     $307,213     $337,723     $332,057     $167,018
  Add (Deduct):
    Fixed Charges                       59,822       60,895       73,351       77,809       89,611
    Capitalized Interest                (4,823)      (8,347)      (5,334)      (5,498)      (7,642)

  Earnings for Computation            $296,542     $359,761     $405,740     $404,368     $248,987

Fixed Charges:
  Interest Cost:
      Debt and Capitalized Leases     $ 43,653     $ 43,818     $ 54,307     $ 59,415     $ 71,670
      Equipment Leases Component         1,901        1,865        1,994        2,419        2,423
      Operating Leases Component        14,268       15,212       17,050       15,975       15,518

  Total Fixed Charges                 $ 59,822     $ 60,895     $ 73,351     $ 77,809     $ 89,611

Ratio of Earnings To Fixed Charges        4.96         5.91         5.53         5.20         2.78




                                     II-13